PLAN OF LIQUIDATION AND ESCROW AGREEMENT

THIS PLAN OF LIQUIDATION AND ESCROW AGREEMENT (this “Agreement”) by and between A.R.E. Wind Corp. (the “Company”) and William Hagler (the “Escrow Agent”) is entered into for the purpose of effecting the liquidation of the assets of the Company (the “Plan”) through an escrow account for the benefit of the stockholders of the Company on the established record date of October 3, 2008,  (“the Stockholders”)

ARTICLE I

THE PLAN OF LIQUIDATION

1.1           Scope of Plan.  The Plan provides for the liquidation of substantially all of the Company’s net assets through a series of distributions of cash to the Stockholders  generated from cash on hand and the sale of certain assets as of the Record Date (defined below).

1.2           Adoption of Plan.  The Board of Directors of the Company (the “Board”) and a majority of the Stockholders intend to adopt the Plan pursuant to written consent.  The Plan shall constitute the adopted Plan of the Company on the date on which the Plan is formally adopted by the Board and Stockholders pursuant to written consent as required by Nevada law (the “Record Date”).

1.3           Liquidation of the Company’s Assets. The Escrow Agent is hereby authorized to sell and otherwise to liquidate any and all of the assets and properties of the Company, and to pay, discharge or make adequate provision for the payment of all of the known debts, liabilities and obligations of the Company, as set forth in Exhibit A, attached hereto. The Escrow Agent shall obtain appropriate releases in connection with the payment of debts, liabilities and obligations of the Company.

1.4           Reserves for Liabilities.  The Escrow Agent shall set aside from its assets and cash-on-hand such additional amount as the Escrow Agent in his absolute discretion determines to be appropriate from time to time in connection with other, unascertained or contingent, liabilities of the Company., including certain salary and employee termination obligations and costs, fees or expenses incurred in connection with the Plan.

1.5           Distribution to Stockholders. The Escrow Agent shall make pro rata liquidating distributions to the Stockholders in cash from time to time after the Record Date as determined by the Escrow Agent in his absolute discretion.  The Escrow Agent is authorized to perform, and shall perform, such acts and take such steps as may be necessary or convenient to carry out this Plan, including, but not limited to, the execution and delivery, on behalf of the Company and in its name, of any and all documents and instruments as may be required to collect and distribute the property and assets of such Company in accordance with the provisions of this Plan, and all such other and further instruments as may be necessary to vest title to the assets of the Company with the appropriate parties in accordance with this Plan.

1.6           Further Authorization.  The Escrow Agent is hereby authorized to do and perform, any and all acts and to make, execute, deliver or adopt any and all agreements, resolutions, conveyances, certificates and other documents of every kind which are deemed necessary, appropriate or desirable, to implement the Plan and the transactions contemplated hereby, as authorized in the absolute discretion of the Escrow Agent, including without limiting the foregoing, all filings or acts required by state or federal law or regulation to engage in the Plan.

ARTICLE II

TERMS OF ESCROW AGREEMENT

2.1           The parties hereby agree to establish an escrow account with the Escrow Agent whereby the Escrow Agent shall hold the assets of the Company on the Record Date, subject to the terms and conditions of this Agreement.

2.2           Having received a list of assets and liabilities in the attached Schedule A from the Company, the Escrow Agent shall immediately and without further instruction implement the Plan of Liquidation as detailed in Article I above.

2.3           Until December 31, 2008, the Escrow Agent shall not receive any compensation in connection with the Plan.  Thereafter, the Escrow Agent shall be paid $50.00 per hour for time spent in connection with the Plan. Any fees paid to Escrow Agent shall be paid only out of available escrow assets.

2.4           The Escrow Agent shall not incur any liability whatsoever for acting upon any notice, direction, waiver, receipt, consent, certificate, authorization, power of attorney or other paper or document purporting and believed by the Escrow Agent to be genuine and to be signed and presented by the proper person or persons.

2.5           The parties acknowledge that, although the Escrow Agent is acting solely as a stakeholder at their request and for their convenience and that Escrow Agent shall not be liable to the Company for any act or omission on his part unless taken or suffered in bad faith or in willful disregard of this contract or involving gross negligence on the part of Escrow Agent.

ARTICLE III

MISCELLANEOUS

3.1           This Agreement shall be binding upon and shall inure to the benefit of the permitted successors and permitted assigns of the parties hereto.

3.2           This Agreement is the final expression of, and contains the entire agreement between, the parties with respect to the subject matter hereof and supersedes all prior understandings with respect thereto.  This Escrow Agreement may not be modified, changed, supplemented or terminated, nor may any obligations hereunder be waived, except by written instrument signed by the parties to be charged or by their respective agents duly authorized in writing or as otherwise expressly permitted herein.

3.3           The parties hereto expressly agree that this Agreement shall be governed by, interpreted under and construed and enforced in accordance with the internal laws of the State of Nevada without reference to principles and conflicts of laws.  The parties hereto submit to the jurisdiction of the state and federal courts sitting in Nevada, Nevada with respect to any dispute or controversy arising under this Agreement.

3.4           The Escrow Agent’s duties hereunder may be altered, amended, modified or revoked only by a writing signed by the Company and the Escrow Agent.

3.5           The Escrow Agent shall be obligated only for the performance of such duties as are specifically set forth herein and may rely and shall be protected in relying or refraining from acting on any instrument reasonably believed by the Escrow Agent to be genuine and to have been signed or presented by the proper party or parties. The Escrow Agent shall not be personally liable for any act the Escrow Agent may do or omit to do hereunder as the Escrow Agent while acting in good faith, excepting only its own willful misconduct, and any act done or omitted by the Escrow Agent pursuant to the advice of the Escrow Agent’s attorneys-at-law (other than Escrow Agent itself) shall be conclusive evidence of such good faith.

3.6           The Escrow Agent shall be entitled to employ such legal counsel, and other experts as the Escrow Agent may deem necessary properly to advise the Escrow Agent in connection with the Escrow Agent’s duties hereunder, may rely upon the advice of such counsel, and may pay such counsel reasonable compensation therefore.

3.7           The Escrow Agent’s responsibilities as escrow agent hereunder shall terminate if the Escrow Agent shall resign by written notice to the parties.  In the event of any such resignation, the parties shall appoint a successor Escrow Agent.

3.8           If the Escrow Agent reasonably requires other or further instruments in connection with this Escrow Agreement or obligations in respect hereto, the necessary parties hereto shall join in furnishing such instruments.

3.9           The parties agree to indemnify and hold harmless the Escrow Agent and its  employees, agents and representatives from any and all claims, liabilities, costs or expenses (including reasonable attorneys’ fees) in any way arising from or relating to the duties or performance of the Escrow Agent hereunder or the transactions contemplated hereby, other than any such claim, liability, cost or expense to the extent the same shall have been determined by final, non-appealable judgment of a court of competent jurisdiction to have resulted from the gross negligence or willful misconduct of the Escrow Agent.

3.10           Time is of the essence of this Agreement.

IN WITNESS WHEREOF, the parties hereto have executed this Plan of Liquidation and Escrow Agreement as of this 3rd day of October, 2008.

THE ESCROW AGENT:

By: /s/ William Hagler
Name: William Hagler

THE COMPANY:
A.R.E. Wind Corp.

By: /s/ Rick Hurt
Name: Rick Hurt
Its: CFO

Exhibit A

Estimated Value (1)
ASSETS:
Cash in banks and financial institutions (2)	$2,105,769
Petty Cash	500
Accounts Receivable	23,018
Note Receivable (including accrued interest)	28,599
Land and building, 1921 Bloomfield Blvd Farmington, NM (net)	329,000
Case Forklift, Fredonia AZ	500
Office furniture, fixtures and equipment	250
NM gas properties	235,000
Paramount contract	38,400
Estimated rents, royalties (net) and other revenues through 12/31/2008 (3)	83,731
Federal income tax refund FYE 2/08	7,394
Federal income tax refund FYE 2/09 (estimated @ 8/31/2008) (4)	96,454
Total Assets	$2,948,615

Debts and Obligations:
Accounts Payable	$7,230
Salaries and wages through 12/31/2008	44,876
Estimated employee severance compensation	210,361
Payroll taxes	22,971
Company match 2008 SIMPLE Retirement Plan contributions	5,385
Estimated operating costs to be incurred through 12/31/2008 (3)	15,035
Estimated Stockholder distribution costs	8,000
Plugging liability for Kansas well (5)	15,000
Xerox Lease (6)	1,475
Mailing machine lease (expires 12/2008)	54
State Income Taxes	100

Total Debts and Obligations	$330,487

Estimated Net Assets	$2,618,128
Footnotes:
(1) Estimated values are based on information available at the time of preparation of this exhibit. Actual amounts realized and incurred may be materially different and such changes will have a direct impact on the ultimate amount available for distribution to Stockholders.

(2) Cash deposited with banks and financial institutions presently in the name of Intermountain Refining Co., Inc.

(3) Estimates of rents, royalties and other revenues, along with associated estimated operating costs, are based on historical data projected through 12/31/2008. Actual amounts realized will be different depending on variations from historical operating levels and the timing of disposition of associated assets.

(4) Federal income tax refund receivable estimated as of 8/31/2008 is based on actual results of operations through that date. The ultimate refund receivable, if any, will change based on actual operating results including realized gains and losses on the disposition of assets. To the extent that the disposition of assets results in taxable income in excess of available offsetting losses, then the associated income tax liability shall be paid from available escrow assets.

(5) Plugging and abandonment of the last remaining well in Kansas has been initiated and should be completed during November 2008.

(6) Xerox lease expires on 3/15/2010. Obligation is based on payment of 100% of remaining minimum lease payments assuming lease is not assigned to a third party.